NEWS RELEASE December 6, 2006 NR-06-38

ENERGY METALS REPORTS SIGNIFICANT DRILLING RESULTS AND PERMITTING PROGRESS AT
MOORE RANCH PROJECT IN THE POWDER RIVER BASIN OF WYOMING

Sixty-five Holes Completed Since Drilling Startup in October; 35 Drill Holes Intersect Ore-Grade
Material Averaging 14.0’/0.091%eU 3O8; Baseline Studies, Hydrologic Testing In Progress

Vancouver, British Columbia, December 06, 2006: Energy Metals Corporation (EMU:NYSE / Arca EMC:TSX:) is pleased to announce results of drilling and permitting at its 100%-owned Moore Ranch Uranium Project in Campbell County, Wyoming, 23 miles southwest of Wright. The project is located in the Powder River Basin Uranium District, the site of significant current and past uranium production from roll front-type deposits in sandstones of the Wasatch and Ft. Union Formations. Power Resources Inc.’s currently producing Smith Ranch in-situ recovery project and Rocky Mountain Energy’s past producing Bear Creek open pit mine are situated in the south end of the district and Cogema’s past-producing Irigaray and Christensen Ranch projects are in the north end of this large and prolific uranium-producing area. Energy Metals’ Moore Ranch project lies between these current and past producers and has a 43-101 measured resource of 5.88 million pounds of uranium (U3O8). Location of the project in relative to other EMC Powder River properties is shown on EMC’s website at www.energymetalscorp.com.

Drilling
The Moore Ranch Uranium Project was extensively explored from the 1970's through the mid-1980's with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. The NI 43-101 measured resource of 5.88 million pounds U3O8 from material grading 0.10%, is based on a 0.25 GT cutoff and radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses (Source: EMC NI 43-101 Technical Report, June 27, 2006). Please see below for definition of GT.

EMC’s drilling began October 9 and is designed to confirm previous results explore deeper zones not fully evaluated by Conoco, and conduct condemnation drilling for a planned plant site. Current confirmation drilling is on a 100-foot grid internal to the old Conoco 50-foot grid pattern so the Conoco data is being confirmed while at the same time expanding the existing drillhole database. Exploration of deeper sand units is being conducted on trend projections with drillholes spotted based on roll front cell characteristics of the gamma and lithologic log.

Through the end of October, 65 holes have been drilled; 35 intersecting ore grade material (GT=>0.50) and four classified as strongly mineralized (GT=>0.30) . The remaining holes were weakly mineralized or barren (GT<0.30) . Thicknesses of ore-grade intervals ranged from 3.0 to 28.5 feet and averaged 14.0 feet; ore grade ranged from 0.034% to 0.450% eU3O8 and averaged 0.091% . The average GT of 51 ore intercepts (GT=>0.50) recorded in the 35 ore holes was 1.08 with 23 intercepts showing a GT greater than 1.0. The highest GT of 4.19 was associated with an intercept of 15.5 feet grading 0.270% eU3O8 (commonly written as 15.5’/0.270%) . Some of the additional better intervals included: 23.5’/0.094% eU3O8, 25.5’/0.059%, 13.5’/0.125%, and 11.5’/0.100% . Depth to the main mineralized intervals ranges from 150 to 250 feet; the deeper horizon is at approximately 700 feet. Drilling is continuing with two rigs.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Permitting
Permits for hydrologic test monitor wells have been received and a pump test plan submitted to the Wyoming Land Quality Division for review. Wildlife, soil, archeology and baseline radiologic studies are in progress. Site gamma surveys have been completed.

Definition of GT:GT is an abbreviation for eU3O8grade multiplied by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02% eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company’s position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has prepared this news release and is responsible for its content.

Energy Metals Corporation is a TSX and NYSE/Arca listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Chairman: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

For more information, send questions and comments to info@energymetalscorp.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.